MARISSA L. ANTOINETTE
212/872.1068/fax: 212.872.1002
mantoinette@akingump.com

August 11, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affinion Group, Inc.
Amendment No. 4 to Registration Statement on Form S-4 (File No. 333-133895)

Dear Ladies/Gentlemen:

On behalf of Affinion Group, Inc. (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 4 to a Registration Statement on Form S-4 (the “Amendment No. 4”), covering (i) $304,000,000 aggregate principal amount of 10 1/8% Senior Notes due 2013 (“Senior Notes”) which will be offered by the Company in exchange for $304,000,000 aggregate principal amount of our outstanding 10 1/8% Senior Notes due 2013 which were issued in a private offering under Rule 144A and Regulation S and (ii) $355,500,000 aggregate principal amount of 11 1/2% Senior Subordinated Notes due 2015 (“Senior Subordinated Notes”) which will be offered by the Company in exchange for $355,500,000 aggregate principal amount of our outstanding 11 1/2% Senior Subordinated Notes due 2015 which were issued in a private offering under Rule 144A and Regulation S. The Amendment No. 4 has been marked to indicate changes from Amendment No. 3 to the Registration Statement filed on July 20, 2006.

Securities and Exchange Commission

August 11, 2006

If any questions should arise in the course of your review of the enclosed, please call Rosa Testani at (212) 872-8115, Gemma Descoteaux at (214) 969-4783 or me at (212) 872-1068.

Sincerely,

/s/ Marissa L. Antoinette
Marissa L. Antoinette

Enclosures:

cc:	Todd H. Siegel, w/encls.
Executive Vice President and General Counsel
Affinion Group, Inc.
100 Connecticut Avenue
Norwalk, CT 06850